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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 12)

                                 SUNAMERICA INC.

                       ----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                   -------------------------------------------
                         (Title of Class of Securities)

                                    866930100
                               ------------------
                                 (CUSIP Number)


                                   CINDY QUANE
                      1999 AVENUE OF THE STARS, SUITE 3170
                              LOS ANGELES, CA 90067
                                 (310) 843-3680
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 19, 1998
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                  (Date of Event Which Requires Filing of This
                                   Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.


                        (Continued on following pages)

                             (Page 1 of 6 Pages)

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
                                 SCHEDULE 13D


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   CUSIP NO. 866930100                                       Page 2 of 6
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-----------------------

   CUSIP NO.866930100

-----------------------

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eli Broad
      ###-##-####

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) / /
                                                                 (b) / /

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      OO
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)

                                                                       / /

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
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 Number of   7.  SOLE VOTING POWER
   Shares           25,281,108
Beneficially -------------------------------------------------------------------
  Owned By   8.  SHARED VOTING POWER
    Each           1,074,842(1)
Reporting    -------------------------------------------------------------------
Person With  9.  SOLE DISPOSITIVE POWER
                   24,217,335
             -------------------------------------------------------------------
            10. SHARED DISPOSITIVE POWER
                     1,074,842(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      26,355,950(1)

      Of these shares, 13,015,359(1) are held in the form of Common Stock, and 13,340,591 are held in the form of Non-Transferable Class B Stock, which is convertible into Common Stock.

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                        / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Common Stock                    12.9%(1)(as of 7-31-98, assuming exercise
                                              of the Reporting Person's options
                                              and conversion of Non-Transferable
                                              Class B Stock)

      Non-Transferable Class B Stock  82%
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14.   TYPE OF REPORTING PERSON
      IN

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(1) Includes 977,138 shares of Common Stock held through two separate grantor retained annuity trusts with respect to which the Reporting Person disclaims beneficial ownership.

                                 SCHEDULE 13D

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   CUSIP NO. 866930100                                       Page 3 of 6
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            This Amendment No. 12 to the Statement on Schedule 13D amends the
Statement on Schedule 13D filed on March 24, 1981, as amended (as so amended, the "Schedule 13D") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of SunAmerica Inc., a Maryland corporation ("SunAmerica"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1    SECURITY AND ISSUER.

Security: Common Stock, par value $1.00 per share, of SunAmerica.

Name and Address of Issuer:   SunAmerica Inc., 1 SunAmerica Center, Century
                              City, Los Angeles,  California  90067.

ITEM 2    IDENTITY AND BACKGROUND.

       (a)   Name:  Eli Broad

       (b)   Business Address:   1 SunAmerica Inc., Century City, Los
                                 Angeles, California  90067

       (c) Principal Employment: Chairman of the Board, Chief Executive Officer and President, SunAmerica Inc., 1 SunAmerica Center, Century City, Los Angeles, California 90067.

       (d)   Criminal Proceedings: None.

       (e)   Civil Proceedings: None.

       (f)   Citizenship: U.S.A.


ITEM 4    PURPOSE OF TRANSACTION.

The following is added to the response to Item 4:

            SunAmerica and American International Group, Inc., a Delaware corporation ("AIG"), have entered into an Agreement and Plan of Merger dated as of August 19, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of SunAmerica with and into AIG. A copy of the Merger Agreement is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to such exhibit. Concurrently with the execution of the Merger Agreement, the Reporting Person and AIG entered into a Voting Agreement, dated as of August 19, 1998 (the "Voting Agreement"), which is more fully described in Item 6 hereof.

                                SCHEDULE 13D

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   CUSIP NO. 866930100                                       Page 4 of 6
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ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

The following is added in response to Item 5:

            Upon conversion of his Non-Transferable Class B Stock, par value $1.00 per share ("Non-Transferable Class B Stock"), of SunAmerica pursuant to the Voting Agreement, it is expected that the Reporting Person will beneficially own 26,355,950 shares of Common Stock and no shares of Class B Stock (including 977,138 shares of Common Stock held through two separate grantor retained annuity trusts with respect to which the Reporting Person disclaims beneficial ownership).

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following is added to the response to Item 6:

            The Reporting Person has agreed pursuant to the Voting Agreement to convert immediately prior to the effective time of the Merger each share of Non-Transferable Class B Stock and each share of Transferable Class B Stock, par value $1.00 per share ("Transferable Class B Stock" and together with the Non-Transferable Class B Stock, the "Class B Stock"), of SunAmerica beneficially owned by him into one share of Common Stock, in accordance with SunAmerica's Articles of Restated Charter, dated October 3, 1991, as amended. The Reporting Person has also agreed to vote (or to cause the record holder to vote) all shares of Common Stock beneficially owned by him in favor of the Merger, including shares of Common Stock (i) received by the Reporting Person as a result of any stock dividend, stock split, recapitalization, reclassification, combination or exchange or shares of Common Stock; (ii) which become, after the date of the Voting Agreement, beneficially owned by the Reporting Person (including by conversion); or (iii) with respect to which the Reporting Person voluntarily acquires the right to vote or share in the right to vote. Pursuant to the terms of the Voting Agreement, the Reporting Person is also required to deliver a customary "affiliate letter" which would obligate the Reporting Person
(i) not to sell or otherwise transfer any Common Stock, Class B Stock or common stock, par value $2.50 per share ("AIG Common Stock"), of AIG received in exchange for his Common Stock pursuant to the Merger beginning on the date that is 30 days prior to the date of the Closing (as defined in the Merger Agreement) and ending at the earlier of the publication by AIG of the results of 30 days of operations of the combined company after the merger or the early termination of the Merger Agreement and (ii) not to sell or otherwise transfer any AIG Common Stock stock in violation of the Securities Act of 1933
(including Rule 145 promulgated thereunder). A copy of the Voting Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference herein. The description of the Voting Agreement set forth herein is qualified in its entirety by reference to such exhibit.

                                SCHEDULE 13D

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   CUSIP NO. 866930100                                       Page 5 of 6
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ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.1 Agreement and Plan of Merger dated as of August 19, 1998, between SunAmerica and AIG (incorporated by reference to the Current Report on Form 8-K filed by AIG on August 24, 1998, File No. 1-8787).

Exhibit 99.1 Voting Agreement, dated as of August 19, 1998, between Eli Broad and AIG.


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                                                             Page 6 of 6

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                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 28, 1998

                                    ELI BROAD

                                    By:   /s/ Eli Broad
                                        Name:   Eli Broad

                              INDEX OF EXHIBITS

Exhibit 2.1 Agreement and Plan of Merger dated as of August 19, 1998, between SunAmerica and AIG (incorporated by reference to the Current Report on Form 8-K filed by AIG on August 24, 1998, File No. 1-8787).

Exhibit 99.1 Voting Agreement, dated as of August 19, 1998, between Eli Broad and AIG.